WellQuest Medical & Wellness Corporation
3400 SE Macy Rd, #18
Bentonville, Arkansas 72712

October 24, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:	Jeffrey Riedler, Assistant Director Division of Corporation Finance Michael Reedich, Esq. Jennifer Riegel, Esq. Christine Allen Carlton Tartar

Re:	WellQuest Medical & Wellness Corporation Registration Statement on Form S-1/A File No. 333-149260 Amended Registration Statement filed October 14, 2008

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated October 22, 2008 (the "Comment Letter") relating to the amended Registration Statement on Form S-1/A (the "Registration Statement") of WellQuest Medical & Wellness Corporation (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 4 to the Company's Registration Statement.

Prospectus Summary

1.
Based on your disclosures on page 40 it appears that you have options to purchase 500,000 shares which are outstanding and 166,667 of those are vested.  Please revise your disclosure in footnote 1 to state you have 500,000 shares of common stock underlying outstanding options.

Response

We have revised footnote 1 to our Offering table to change the number of shares of common stock underlying our outstanding options from 166,667 to 500,000.

Securities and Exchange Commission
October 24, 2008

Market for Common Equity and Related Stockholder Matters, page 14

Equity Compensation Plan Information, page 14

2.
Based on your disclosures throughout the prospectus, in the table on page 15 the weighted average exercise price of your outstanding options (column b) of the equity compensation plans approved by security holders is $0.08888.  Please revise your table on page 15 to indicate that the exercise price is $0.08888 rather than $0.

Response

We have revised column b in the table for our equity compensation plan to reflect the exercise price of our outstanding options as $0.08888.

Management, page 33

Board of Directors Independence, page 34

3.
Item 407(a) requires you to disclose the name of the directors who are independent under the company’s independence standards in addition to disclosing the name of the directors who are not independent if the independence standards that are chosen have separate independent committee requirements.  Accordingly, please expand your disclosure to also state the name of each of your directors which are independent.

Response

We have revised our disclosure to state that Messrs. Field and Zasa are independent directors as defined in the Marketplace Rules of The NASDAQ Stock Market.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours, /s/ STEVE SWIFT Steve Swift President